Filed by: Morgan Stanley ETF Trust
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Company: Morgan Stanley Institutional Fund Trust
SEC File No. 811-03980 and 2-89729

October 2, 2023

Q&A: MORGAN STANLEY INSTITUTIONAL FUND TRUST
Core Plus Fixed Income Portfolio
Short Duration Municipal Income Portfolio (formerly, Ultra-Short Municipal Income Portfolio)
(each, an "Acquired Fund")

PROPOSED CONVERSION TO EXCHANGE-TRADED FUNDS ("ETFs")

Q1:  I understand that each Acquired Fund is seeking shareholder approval to convert to ETFs. What can you tell me?

A:  Morgan Stanley Investment Management Inc. ("MSIM") announced that the Board of Trustees of Morgan Stanley Institutional Fund Trust (the "Acquired Funds Board") has approved, on behalf of the Acquired Funds that it oversees, plans to reorganize each Acquired Fund into newly-created ETFs (each, a "Reorganization"). Each Reorganization is subject to shareholder approval. These newly-created ETFs are Eaton Vance Total Return Bond ETF and Eaton Vance Short Duration Municipal Income ETF, each a series of Morgan Stanley ETF Trust (each, an "Acquiring Fund" and together with the Acquired Funds, the "Funds"). Each Acquiring Fund's shares will be traded on NYSE Arca, Inc. Each Reorganization, if approved by shareholders of the Acquired Fund ("Acquired Fund Shareholders"), would be accomplished in accordance with its respective Agreement and Plan of Reorganization (each, a "Plan").

The chart below lists the name of each Acquired Fund, its corresponding Acquiring Fund and of the Reorganization:

Acquired Fund	Acquiring Fund	Name of the Reorganization
Core Plus Fixed Income Portfolio	Eaton Vance Total Return Bond ETF	Core Plus Fixed Income Reorganization
Short Duration Municipal Income Portfolio	Eaton Vance Short Duration Municipal Income ETF	Short Duration Municipal Income Reorganization

Each Plan provides for the transfer of substantially all of the assets of an Acquired Fund to its corresponding Acquiring Fund and the assumption by the Acquiring Fund of such Acquired Fund's stated liabilities in exchange for shares of the Acquiring Fund having an aggregate net asset value ("NAV") equal to the aggregate NAV of the Acquired Fund followed immediately by the distribution by the Acquired Fund to Acquired Fund Shareholders of the portion of shares of the corresponding Acquiring Fund to which the Acquired Fund Shareholder is entitled, except as noted below. Following a Reorganization, the applicable Acquired Fund will be liquidated.

If your Fund's Reorganization is approved by shareholders and you remain a shareholder of an Acquired Fund on the Closing Date (as defined below), you will receive shares of the corresponding Acquiring Fund and, in some cases, cash that, combined with the shares of the corresponding Acquiring Fund, has the same value as your shares of the Acquired Fund ("Acquired Fund Shares") on that date. Shares of an Acquiring Fund ("Acquiring Fund Shares") will not be issued in fractional shares, so cash will be paid to some Acquired Fund Shareholders in lieu of fractional Acquiring Fund Shares, and such cash payment may be taxable. If you do not hold your shares of an Acquired Fund through a brokerage account that can accept shares of the corresponding Acquiring Fund on the Closing Date of the Reorganization, you will not receive shares of such Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the aggregate NAV of your Acquired Fund Shares. The liquidation of your investment and return of cash may be taxable. If you hold your shares of an Acquired Fund through a fund direct individual retirement account ("IRA") and do not take action prior to the Reorganization, your Acquired Fund Shares will be exchanged for R Shares of Morgan Stanley U.S. Government Money Market Trust equal in value to the aggregate NAV of your Acquired Fund Shares.

Subject to shareholder approval, each Reorganization is anticipated to occur (after the close of trading) on or about March 22, 2024 (the "Closing Date").

The Closing Date is subject to change. The Acquired Fund in which you hold shares will publicly disclose any changes to the applicable Closing Date.

Q2:  Why are the Reorganizations being proposed?

A.  MSIM proposed that each Acquired Fund be reorganized into its corresponding Acquiring Fund because of certain anticipated benefits associated with the ETF structure, which MSIM believes will better serve the interests of shareholders of the Acquired Funds. These shareholder benefits include anticipated lower net expenses as well as additional trading flexibility, increased transparency and the potential for enhanced tax efficiency.

Q3:  How will the Reorganizations affect Acquired Fund Shareholders?

A:  If a Reorganization is consummated, in order to receive shares of an Acquiring Fund as part of a Reorganization, shareholders must hold their shares of an Acquired Fund through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization. If they hold their shares of an Acquired Fund through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, they will automatically become shareholders of the relevant Acquiring Fund. Upon completion of a Reorganization, shareholders will (subject to certain exceptions) receive shares of an Acquiring Fund and, in some cases, cash that, combined with the shares of the corresponding Acquiring Fund, has the same value as their shares of the Acquired Fund on the Closing Date of the Reorganization. Acquiring Fund Shares will not be issued in fractional shares. As a result, cash will be paid to shareholders in lieu of fractional Acquiring Fund Shares, which may be taxable.

Q4:  What will happen to Acquired Fund Shareholders who do not hold shares of the Acquired Fund through a brokerage account that can accept Acquiring Fund Shares at the time of the Reorganizations?

A:  The following account types cannot hold shares of ETFs:

•  Non-Accommodating Brokerage Accounts: If an Acquired Fund shareholder hold Acquired Fund Shares in a brokerage account with a financial intermediary that only allows the client to hold shares of mutual funds in the account, the shareholder will need to contact his or her financial intermediary to set up a brokerage account that permits investments in ETF shares. If such a change is not made before a Reorganization, the Acquired Fund Shareholder will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, his or her investment will be liquidated, and the shareholder will receive cash equal in value to the aggregate NAV of his or her Acquired Fund Shares on the Closing Date of the Reorganization.

•  Non-Accommodating Retirement Accounts: If an Acquired Fund Shareholder hold Acquired Fund Shares through a fund direct individual retirement account ("IRA") or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, the shareholder may need to redeem his or her Acquired Fund Shares prior to the Reorganization or, if applicable, an Acquired Fund Shareholder's financial intermediary may transfer his or her investment from an Acquired Fund to a different investment option prior to the Reorganization.

•  Fund Direct Accounts: If an Acquired Fund Shareholder hold Acquired Fund Shares in an account directly with the Acquired Fund (a "fund direct account"), the Acquired Fund Shareholder should transfer your Acquired Fund Shares to a brokerage account that can accept the corresponding Acquiring Fund Shares prior to the Reorganization. If such a change is not made before the Reorganization, the Acquired Fund Shareholder will not receive Acquiring Fund Shares as part of the Reorganization. Instead, his or her investment will be liquidated, and the Acquired Fund Shareholder will receive cash equal in value to the aggregate NAV of his or her Acquired Fund Shares on the Closing Date of the Reorganization.

•  Fund Direct IRA: If an Acquired Fund Shareholder holds Acquired Fund Shares through a fund direct IRA and does not take action to transfer the investment in the Acquired Fund to a different investment option prior to the Reorganization, the Acquired Fund Shareholder's Acquired Fund Shares will be exchanged for R Shares of Morgan Stanley U.S. Government Money Market Trust equal in value to the aggregate NAV of his or her Acquired Fund Shares on the Closing Date of the Reorganization unless you provide alternative direction prior to the Reorganization.

In some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to fees and expenses and may also be subject to tax. It may take time for you to receive your cash. Please consult with your financial intermediary or tax advisor for more information on the impact that a Fund's Reorganization would have on you and your investments.

If you do not currently hold your Acquired Fund Shares through a brokerage account that can hold Acquiring Fund Shares, please see the information below for additional actions that you must take to receive Acquiring Fund Shares as part of a Reorganization. Other than the approval by the requisite vote of Acquired Fund Shareholders, no other action on the part of the Acquired Funds or their shareholders is required for shareholders that hold Acquired Fund Shares through a brokerage account that can hold Acquiring Fund Shares.

If you are unsure about the ability of your account to accept Acquiring Fund Shares, please call 1-800-869-6397 or contact your financial advisor or other financial intermediary.

After a Reorganization, individual Acquiring Fund Shares may only be purchased and sold in the secondary market. Shares of Eaton Vance Total Return Bond ETF and Eaton Vance Short Duration Municipal Income ETF will be listed for trading on the NYSE Arca, Inc. Acquiring Fund Shares may also be traded on other national securities exchanges, electronic crossing networks, and other alternative trading systems. Should you decide to purchase or sell Acquiring Fund Shares after a Reorganization, you will need to place a trade through a broker who will execute your trade in the secondary market at prevailing market prices. Because Acquiring Fund Shares will trade at market prices rather than at NAV, Acquiring Fund Shares may trade at a price less than (discount) or greater than (premium) the Acquiring Fund's NAV per share. As with all transactions for ETFs, your broker may charge a commission for purchase and sale transactions. In addition, the market price of shares, like the price of any exchange-traded security, includes a "bid-ask spread" charged by the market makers or other participants that trade the particular security.

Q5:  How do I transfer my Acquired Fund Shares from a fund direct account to a brokerage account that will accept Acquiring Fund Shares?

A:  Transferring your shares from a fund direct account to a brokerage account that can accept Acquiring Fund Shares should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please talk to your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with an Acquired Fund into your brokerage account. Also, inform your broker that such an account will need to be set up to accept shares of an ETF, such as an Acquiring Fund. If you don't have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

It is suggested that you provide your broker with a copy of your quarterly account statement from the Acquired Fund. Your broker will require your account number with the Acquired Fund, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate the transfer, the better.

Q6:  How do I transfer my Acquired Fund Shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Fund Shares?

A:  The broker where you hold your Acquired Fund Shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to invest in ETF shares. Contact your broker to make the necessary changes to your account. The sooner you initiate making these changes, the better.

Q7:  Can I purchase, redeem, or exchange shares of an Acquired Fund before the Reorganization takes place?

A:  Yes. If you do not want to (or cannot) receive shares of an Acquiring Fund in connection with a Reorganization that has been approved by shareholders, you can exchange your Acquired Fund Shares for shares of another Morgan Stanley mutual fund that is not participating in a Reorganization or redeem your Acquired Fund Shares. Prior to doing so, however, you should consider the tax consequences associated with either action and, if exchanging shares to another Morgan Stanley mutual fund, you should review the prospectus relating to such other Morgan Stanley mutual fund and the details associated with any such exchange. If you hold your shares in a taxable account, such exchange or redemption of your Acquired Fund Shares will be a taxable event, and you will recognize a taxable gain or loss based on the difference between your tax basis in the shares and the amount you receive for them.

Q8:  What are the differences between an ETF and a mutual fund?

A:  ETFs are structurally different from mutual funds in several important aspects:

•  A mutual fund may offer multiple share classes with different sales charges, expenses, and/or minimum investments. An ETF will not issue multiple classes of shares.

•  A mutual fund investor may purchase and redeem shares directly from the mutual fund (through a distributor or a financial intermediary). Most ETF investors will buy and sell shares in secondary market transactions through brokers.

•  A mutual fund will accept purchase and redemption orders from any shareholders, and only on days that the mutual fund is open for business, and those orders will be effected at that day's NAV per share. An ETF will issue or redeem shares at its NAV per share only in one or more groupings of a large specified number of shares called a "Creation Unit," on days that the ETF is open for business. Only an ETF's "authorized participants" are permitted to engage in creation or redemption transactions directly with the ETF. All other shareholders will buy and sell shares of the ETF on an exchange at market price.

As a result of these structural differences, there are certain benefits associated with the ETF structure, such as secondary market liquidity, increased transparency, and the potential for increased tax efficiency. There are, however, certain risks associated with the ETF structure, including the risk that shares of an ETF will trade at market prices that are above (premium) or below (discount) NAV per share, or that an ETF's "authorized participants" will not engage in creation or redemption transactions, which could cause Acquiring Fund Shares to trade at a discount to NAV and possibly face trading halts and/or delisting from the stock exchange. Following a Reorganization, shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling Acquiring Fund Shares in the secondary market that shareholders do not experience as shareholders of an Acquired Fund.

Q9:  Will the Reorganizations affect the way investments are managed?

A:  No. Each Acquiring Fund is expected to be managed in materially the same way as the corresponding Acquired Fund. MSIM is the investment adviser to each of the Acquired Funds and Acquiring Funds. The same individuals currently responsible for the day-to-day portfolio management of the Short Duration Municipal Income Portfolio will continue to be responsible for the day-to-day portfolio management of the Eaton Vance Short Duration Municipal Income ETF, with the addition of one portfolio manager. It is expected that, effective December 1, 2023, there will be certain changes to the composition of the portfolio management team for the Core Plus Fixed Income Portfolio. At the time of the Reorganization, after giving effect to the December 1, 2023 portfolio manager changes, the same individuals responsible for the day-to-day portfolio management of the Core Plus Fixed Income Portfolio will continue to be responsible for the day-to-day portfolio management of the Eaton Vance Total Return Bond ETF, with the addition of one portfolio manager.

Each Acquiring Fund is a newly-created series of Morgan Stanley ETF Trust and will not commence operations until the consummation of the Reorganization. With respect to the Core Plus Fixed Income Reorganization, the Acquired Fund and Acquiring Fund have an identical investment objective, and substantially similar principal investment strategies and fundamental investment policies. With respect to the Short Duration Municipal Income Reorganization, the Acquired Fund and Acquiring Fund have a substantially similar investment objective, as well as principal investment strategies and fundamental investment policies. However, there are several important differences between each Acquired Fund and the corresponding Acquiring Fund, as described in the combined Proxy Statement and Prospectus.

Q10:  Are the fees and expenses of an Acquiring Fund expected to be lower than the fees and expenses of the corresponding Acquired Fund?

A:  Yes. Following each Reorganization, the applicable Acquiring Fund is expected to have lower total annual fund operating expenses than those of each share class of its corresponding Acquired Fund. Each Acquiring Fund employs a unitary fee structure pursuant to which MSIM bears all operating expenses of the Fund, subject to limited exceptions. With respect to the Core Plus Fixed Income Reorganization, the Acquiring Fund is expected to have lower total annual fund operating expenses than those of each share class of the Acquired Fund, notwithstanding that, above a certain asset level, the contractual management fee rate for the Acquiring Fund is higher than that of the Acquired Fund. During the current fiscal year, the Acquired Fund's assets have not exceeded such asset level.

Q11:  Are there other benefits that I will experience as a shareholder of an Acquiring Fund?

A:  Yes. As a shareholder of an Acquiring Fund you will also benefit from additional trading flexibility, increased transparency, and the potential for enhanced tax efficiency.

•  Additional Trading Flexibility. As an Acquired Fund Shareholder, you can only purchase or redeem Acquired Fund Shares at a price based on the Acquired Fund's NAV that is next calculated after your order is received by the Acquired Fund. This NAV is calculated once per business day. As a shareholder of an Acquiring Fund, however, you will have additional trading flexibility by being able to purchase and sell Acquiring Fund Shares throughout a trading day on the secondary market. These trades will occur at market prices, which may be higher or lower than the Acquiring Fund's NAV per share. This intraday liquidity will give you the opportunity to act on purchase and sale decisions immediately, rather than waiting to transact at the Acquiring Fund's NAV.

•  Increased Transparency. Currently, the Acquired Funds only provide periodic disclosure of their complete portfolio holdings. Each Acquiring Fund will make its complete portfolio holdings public each business day. This holdings information, along with other information about the Acquiring Funds, will be found on each Acquiring Fund's website.

•  Potential for Enhanced Tax Efficiency. Current Acquired Fund Shareholders are expected to benefit directly from the potential for greater tax efficiency and trading efficiency with the ETF structure, as ETFs generally experience fewer portfolio transactions than mutual funds due to the secondary market liquidity of the ETF structure. However, given that the Acquiring Funds will effect some or all of their creations and redemptions in cash rather than in-kind, a shareholder will not benefit from the greater tax efficiency of the ETF structure to the same extent as a shareholder of an ETF that effects all of its creations and redemptions in-kind.

Q12:  Will I be subject to comparable investment risks as a shareholder of an Acquiring Fund?

A.  Yes. Each Acquiring Fund will be subject to substantially similar investment risks as its corresponding Acquired Fund. However, there are certain differences in these risks, such as those described below with respect to ETF-specific structural risks.

Q13:  Will shareholders be subject to additional ETF-specific structural risks as shareholders of an Acquiring Fund?

A:  Yes. Mutual funds and ETFs have structurally different risk profiles. As shareholders of an Acquiring Fund, they will also be subject to risks related to the Acquiring Fund's ETF structure. For example, they will be subject to the risk that shares of their Acquiring Fund will trade at market prices that are above (premium) or below (discount) the Acquiring Fund's NAV per share. They will also be subject to the risk that your Acquiring Fund's "authorized participants," which are the only entities that are permitted to engage in creation or redemption transactions directly with an Acquiring Fund, do not engage in such transactions, which could cause the Acquiring Fund's shares to trade at a discount to NAV and possibly face trading halts and/or delisting from the stock exchange. Additionally, following the Reorganizations, shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling Acquiring Fund Shares in the secondary market that shareholders do not experience as Acquired Fund Shareholders.

Q14:  Is there anything else that will be different if I become a shareholder of an Acquiring Fund?

A:  Yes. As an Acquired Fund Shareholder, you can only purchase or redeem your Acquired Fund Shares at a price based on the Acquired Fund's NAV that is next calculated after your order is received by the Acquired Fund, subject to any applicable sales charges and fees.

Acquiring Fund Shares may only be purchased and sold on the secondary market through a broker at market prices (which may be above (premium) or below (discount) the NAV per share). When you buy or sell Acquiring Fund Shares through a broker, you may incur a brokerage commission or other charges imposed by the broker.

In addition, each Acquired Fund operates in a multiple class structure. A multiple class fund is an open-end investment company that issues two or more classes of shares representing interests in the same investment portfolio, but with different availability and eligibility criteria, sales charges, expenses, dividends and distributions. In contrast, the Acquiring Funds, by virtue of operating in an ETF structure, will not issue multiple classes of shares. Unlike Acquired Fund Shareholders, shareholders of an Acquiring Fund will not own a particular class of shares.

Q15:  Will the Acquired Funds or Acquiring Funds charge shareholders any sales charges (loads), commissions, or other similar fees in connection with the Reorganizations?

A:  No. Neither the Acquired Funds nor the Acquiring Funds will charge shareholders any sales charges (loads), commissions, or other similar fees in connection with the Reorganizations.

Q16:  Who will pay the costs in connection with the Reorganizations?

A.  With respect to the Core Plus Fixed Income Reorganization, the Acquired Fund will pay the costs associated with the Reorganization (including the legal costs associated with the Reorganization) and any transaction costs incurred by the Acquired Fund related to the disposition and acquisition of assets as part of the Reorganization.

With respect to the Short Duration Municipal Income Reorganization, the Acquired Fund will pay up to $110,000 of the costs associated with the Reorganization (including the legal costs associated with the Reorganization) with MSIM covering the remaining amount. The Acquired Fund will pay any transaction costs incurred by the Acquired Fund related to the disposition and acquisition of assets as part of the Reorganization.

If a Reorganization is not consummated, MSIM will pay for the costs associated with such Reorganization.

Q17:  Will the Reorganizations result in any federal tax liability to shareholders?

A:  The Reorganizations are intended to be treated as tax-free reorganizations for U.S. federal income tax purposes. If the Reorganizations qualify for tax-free treatment, Acquired Fund Shareholders would recognize no gain or loss for U.S. federal income tax purposes upon the exchange of Acquired Fund Shares for Acquiring Fund Shares pursuant to the Reorganizations (except with respect to any cash received). Capital gains from holdings sold by an Acquired Fund prior to a Reorganization may be distributed either (i) by the Acquired Fund prior to the Reorganizations or (ii) by the corresponding Acquiring Fund after the Reorganizations.

Different tax considerations apply to Acquired Fund Shareholders if they hold their Acquired Fund Shares through a fund direct IRA and exchange their Acquired Fund Shares for R Shares of Morgan Stanley U.S. Government Money Market Trust. In addition, Acquired Fund Shareholders may also experience tax consequences if their investment is liquidated and the cash value of their Acquired Fund Shares is returned to them or if their shares of an Acquired Fund are transferred by their financial intermediary to a different investment option because they did not hold their shares of an Acquired Fund through a brokerage account that can accept shares of the corresponding Acquiring Fund on the Closing Date of the Reorganization.

Acquired Fund Shareholders should consult their tax advisors about possible state and local tax consequences of the Reorganizations, if any, because the information about tax consequences in this document relates to the federal income tax consequences of the Reorganizations only.

Q18:  Did the Board of Trustees approve the Reorganizations?

A:  The Acquired Funds Board unanimously approved each Reorganization and Plan at a meeting held on September 27-28, 2023 and recommended that shareholders of each Acquired Fund approve the corresponding Reorganization. The Acquired Funds Board, which is comprised solely of Independent Trustees (i.e., Trustees who are not "interested persons" of the Acquired Funds as defined in the Investment Company Act of 1940, as amended (the "1940 Act")), determined that, for each Acquired Fund and Reorganization, participation in the Reorganization is in the best interests of the Acquired Fund and that the interests of existing Acquired Fund Shareholders will not be diluted as a result of the Reorganization.

Q19:  What information did the Acquired Funds Board consider when evaluating the Reorganizations?

A:  The Acquired Funds Board considered each Reorganization proposed by the investment adviser to each Acquired Fund, Morgan Stanley Investment Management Inc. ("MSIM" or the "Adviser"), and approved the Reorganization and Plan with respect to each Acquired Fund. In considering each Reorganization and Plan, the Acquired Funds Board requested and considered information from the officers of the Acquired Fund Trust and representatives of MSIM, regarding each Reorganization, including: (1) the investment objectives, principal investment strategies, and fundamental investment policies of each Acquired Fund and the corresponding Acquiring Fund; (2) a comparison of the fees and expenses of each Acquired Fund and its corresponding Acquiring Fund; (3) the proposed plans for ongoing management, distribution, and operation of each Acquiring Fund; (4) the management and business of MSIM and its affiliates; (5) the impact of the Reorganization on the Acquired Fund and shareholders of the Acquired Fund, including different subsets of Acquired Fund Shareholders; and (6) the specific terms of each Plan.

Q20:  How will the Reorganizations affect me as an Acquired Fund Shareholder?

A:  If your Acquired Fund's Reorganization is consummated, you will cease to be an Acquired Fund Shareholder. In order to receive Acquiring Fund Shares as part of a Reorganization, you must hold your Acquired Fund Shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization. If you hold your Acquired Fund Shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, you will automatically become a shareholder of the relevant Acquiring Fund. As described in more detail above, upon completion of your Acquired Fund's Reorganization, you will (subject to certain exceptions) receive Acquiring Fund Shares and, in some cases, cash that, combined with the shares of the corresponding Acquiring Fund, has the same value as your Acquired Fund Shares on the Closing Date of the Reorganization. Acquiring Fund Shares will not be issued in fractional shares. As a result, cash will be paid to Acquired Fund Shareholders in lieu of fractional Acquiring Fund Shares, which may be taxable.

As discussed above, if a Reorganization is approved by the relevant Acquired Fund's shareholders and you desire to hold Acquiring Fund Shares, it is important for you to determine that you hold your Acquired Fund Shares in the type of account that can accommodate the receipt of the ETF shares that will be received in the Reorganization or, if you do not own Acquired Fund Shares through such an account, that you take necessary actions to be able to receive shares of an Acquiring Fund.

Q21:  How do the Funds' investment objectives, principal investment strategies, and fundamental investment policies compare?

A:  With respect to the Core Plus Fixed Income Reorganization, the Acquired Fund and Acquiring Fund have an identical investment objective, and substantially similar principal investment strategies and fundamental investment policies. With respect to the Short Duration Municipal Income Reorganization, the Acquired Fund and Acquiring Fund have a substantially similar investment objective, as well as principal investment strategies and fundamental investment policies.

Each Acquired Fund and its corresponding Acquiring Fund have adopted substantially similar fundamental investment policies, which may not be changed without prior shareholder approval. However, the investment objective for Core Plus Fixed Income Portfolio is being treated as "fundamental" (i.e., it may not be changed without shareholder approval) whereas the investment objective of Eaton Vance Total Return Bond ETF may be changed without shareholder approval (but no change is currently anticipated, as noted below).

Q22:  Is each Reorganization subject to shareholder approval?

A:  Yes. Each Reorganization is subject to shareholder approval. Acquired Fund Shareholders are entitled to one vote for each whole share, and a proportionate fractional vote for each fractional share, owned of an Acquired Fund on the record date. Acquired Fund Shareholders will vote separately on the proposed Reorganization of their respective Acquired Fund.

Q23:  How is MSIM communicating this change to Acquired Fund Shareholders?

A:  MSIM has a comprehensive shareholder communication plan in place, including supplementing the Acquired Funds' summary prospectuses, prospectuses and statement of additional information. Additionally, Shareholders of record as of October 25, 2023 will receive a combined Proxy Statement and Prospectus that contains full details regarding the Reorganizations in advance of the Joint Special Meeting of Shareholders, where shareholders of each Acquired Fund will vote on the Reorganizations.

Q24:  What if I do not want to own Acquiring Fund Shares?

A:  If you do not want to receive Acquiring Fund Shares in connection with a Reorganization, you can exchange your Acquired Fund Shares for shares of another Morgan Stanley mutual fund that is not participating in a Reorganization or redeem your Acquired Fund Shares. Prior to doing so, however, you should consider the tax consequences associated with either action. Redemption of your Acquired Fund Shares will be a taxable event if you hold your shares in a taxable account. The last date to redeem your shares or exchange them into another Morgan Stanley mutual fund prior to each Reorganization is the second business day immediately preceding the Closing Date (which is anticipated to occur on or about March 22, 2024).

Q25:  Will Acquired Fund Shareholders be able to trade each Acquiring Fund immediately after the Fund commences operations?

A:  Shares of each Acquiring Fund will be listed for trading on NYSE Arca, Inc. and available for trading at market open on launch date. As soon as your broker dealer processes the conversion event on launch date, your ETF shares should be available in your account to trade. If you have questions, please contact your financial representative or call 1-800-869-6397.

Q26:  What will happen to the Acquired Funds' performance track records?

A:  Upon the closing of a Reorganization, the full performance track record of the Acquired Fund will transfer to its corresponding Acquiring Fund.

Q27:  Whom do I contact for further information?

A.  If you have questions, please call 1-800-869-6397. You can also find information online at www.morganstanley.com/im.

* * * * *

In connection with the Reorganizations discussed herein, a combined Proxy Statement and Prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the "SEC"). After the registration statement is filed with the SEC, it may be amended or withdrawn and the combined Proxy Statement and Prospectus will not be distributed to Acquired Fund Shareholders until the registration statement is effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganizations. After they are filed, free copies of the materials will be available on the SEC's web site at www.sec.gov. You may also request a free copy of the materials without charge by writing to the Funds at 522 Fifth Avenue, New York, New York 10036, or by calling toll-free 1 (800) 869-6397.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees and expenses of the Funds carefully.

All investments involve risk including the possible loss of principal. There is no guarantee that the investment objective of a Fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their net asset value. Because shares are traded in the secondary market, a broker may charge a commission to execute a transaction in shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Morgan Stanley Distribution, Inc., 522 Fifth Avenue, New York, NY 10036, is the distributor of the Acquired Funds' shares.

Foreside Fund Services, LLC, 3 Canal Plaza Suite 100, Portland, ME 04101, is the distributor of the Acquiring Funds' shares.